EXHIBIT E


                         Florescue Family Corporation
                      701 Southeast 6th Avenue, Suite 204
                           Delray Beach, Florida 33483



                                                     March 7, 1995


The Board of Directors
of Marietta Corporation
37 Huntington Street
Cortland, NY 13045

Attention: Stephen D. Tannen, Chairman of the Board,
           President and Chief Executive Officer

Dear Steve:

  As you know from our recent conversations, I am very disappointed in the conduct of the Board of Directors of Marietta Corporation (the "Company") in light of recent developments. When we met in late January, 1995, I indicated to you that as one of the Company's largest shareholders my principal interest was, and the prime objective of the Board should be, the enhancement of shareholder value. I suggested to you that there were alternatives available to the Company to accomplish this objective and offered to provide assistance, financial or otherwise.

  Subsequent to our meeting, Dickstein Partners, Inc. and Calibre
Capital Advisors Inc. proposed to acquire the Common Stock of the Company for $11 per share (the "Dickstein Proposal"). To date, the Company has not responded to me or to the Dickstein Proposal. Instead, the Company appears to continue to be operated without recognition of the important issues now facing it and without regard to the impact of decisions on shareholders. This is very troubling but perhaps not surprising since the members of the Board of Directors, collectively, do not own even 150,000 shares of the outstanding Common Stock.

  Specifically, the Company has committed to make $6 million in capital expenditures in the near term, twice the level of such expenditures last year. The commitment for these capital expenditures has been made notwithstanding the fact the Company has performed poorly and continues to lag in sales and earnings. It is difficult to understand how doubling capital expenditures is prudent or justified or benefits shareholders at this time. In addition, the Company hired Goldman, Sachs & Co. and agreed to pay it a



The Board of Directors of Marietta Corporation
March 7, 1995

Page 2

minimum of $1.5 million. I concur with Mr. Dickstein in questioning the wisdom of hiring Goldman, Sachs and agreeing to pay Goldman, Sachs what equates to 67% of the Company's earnings for the last four quarters and over 3% of the Company's net worth. Taken together these actions could lead one to conclude that the Company's Board of Directors is insensitive to the interests of shareholders and is merely taking steps to reduce the Company's attractiveness and financial options, to the detriment of shareholders.

  Given the recent conduct of the Board of Directors and its lack of an ownership interest in the Company, I believe it is apparent that this Board is unable or unwilling to deal with the Dickstein Proposal or other alternatives in a manner which will enhance shareholder value. I therefore demand that the Company immediately expand the Board of Directors to include representatives of substantial equity owners so that the Board, as reconsitituted, can consider the important issues facing the Company from the shareholders' perspective. I also demand that you set a date for your annual meeting of shareholders as soon as reasonably practicable. The failure of the Board to set such a meeting is simply another indication of the attempt by the Board to entrench itself.


                                             Sincerely,

                                             FLORESCUE FAMILY CORPORATION


                                             By: /s/ Barry Florescue
                                                 Name:  Barry Florescue
                                                 Title: President